THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "***SECURITIES ACT***"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

BIMOTAL INC.

SAFE

(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [INVESTOR NAME]____________________________________ (the "***Investor***") of _$[AMOUNT]_____ (the "***Purchase Amount***") on or about _[EFFECTIVE DATE]_, Bimotal Inc., a Delaware corporation (the "***Company***"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below. This instrument is one of a series of instruments issued by the Company to investors that are each substantially similar in form and content to this instrument, and with definitions of "Valuation Cap" and "Discount Rate" that are identical to this instrument (collectively, the "***Series 2 SAFEs***").

The "***Valuation Cap***" is $25,000,000.

The "***Discount Rate***" is 80%.

See Section 2 for certain additional defined terms.

1. Events.

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of capital stock of the Company equal to the Purchase Amount divided by the Conversion Price (the "***Conversion Shares***"). The Conversion Shares will be a combination of shares of Next Equity Preferred Stock and Common Stock, determined as follows: (i) the number of shares of Next Equity Preferred Stock shall be equal to (A) the Purchase Amount, *divided by* (B) the Next Equity Price, rounded to the nearest whole number; and (ii) the number of shares of Common Stock shall be equal to the total number of Conversion Shares *minus* the number of shares of Next Equity Preferred Stock as determined in clause (i).

In connection with the issuance of Common Stock and Next Equity Preferred Stock by the Company to the Investor pursuant to this Section 1(a) the Investor agrees to execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Next Equity Preferred Stock; and provided further, that such documents include customary exceptions to any drag-along

applicable to the Investor, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph), or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event, and prior and in preference to any cash distributions to any of the Company's stockholders. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "***Cash-Out Investors***") in full, then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "***Dissolving Investors***"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

2. Definitions.

"***Capital Stock***" means the capital stock of the Company, including, without limitation, the Company's "***Common Stock***" and the Company's "***Preferred Stock***."

"***Change of Control***" means (a) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (b) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (c) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"***Company Capitalization***" means the sum, as of immediately prior to the Equity Financing, of (a) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, *but excluding* shares issuable upon conversion of (i) this instrument, (ii) all other SAFEs, and (iii) any other convertible securities converting into shares of Capital Stock in connection with the Equity Financing, and (b) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, but excluding any equity incentive or similar plan to be created, or any increase to an existing equity incentive, or similar plan, in each case in connection with the Equity Financing.

"***Conversion Price***" means either (a) the SAFE Price, or (b) the Discount Price, whichever calculation results in a lower price.

"***Discount Price***" means the Next Equity Price multiplied by the Discount Rate.

"***Dissolution Event***" means (a) a voluntary and permanent termination of operations, (b) a general assignment for the benefit of the Company's creditors, or (c) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"***Distribution***" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than (a) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services, or (b) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"***Equity Financing***" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation, provided, however, that the sale of Preferred Stock pursuant to that certain Series Seed Preferred Stock Investment Agreement, dated as of December 22, 2021 by and among the Company, the Purchasers and the Key Holders (as defined therein) (the "***Series Seed Purchase Agreement***"), shall not be considered an Equity Financing.

"***Initial Public Offering***" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"***Liquidity Capitalization***" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (a) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan, and (b) shares issuable upon conversion of (i) this instrument, (ii) other SAFEs, and (iii) outstanding convertible promissory notes.

"***Liquidity Event***" means a Change of Control or an Initial Public Offering.

"***Liquidity Price***" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization; provided, however, that in the event that the Company has sold shares of its Preferred Stock prior to the date of this instrument, the "Liquidity Price" shall equal the greater of (a) the price per share at which the Company most recently sold shares of its Preferred Stock other than Preferred Stock sold in connection with the Series Seed Purchase Agreement, and (b) the Valuation Cap divided by the Liquidity Capitalization.

"***Next Equity Preferred Stock***" means the shares of Preferred Stock purchased for cash by investors in connection with the initial closing of the Equity Financing.

"***Next Equity Price***" means the price paid per share of Next Equity Preferred Stock purchased for cash by investors investing new money in connection with the initial closing of the Equity Financing.

"***SAFE***" means any instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"***SAFE Price***" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

3. Company Representations.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. Investor Representations.

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise

distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. Miscellaneous.

(a) The Investor or Investors holding Series 2 SAFEs that represent a majority of the aggregate Purchase Amounts of all then outstanding Series 2 SAFEs (the "***Majority in Interest***") together with the Company may, by written consent, amend or waive the observance of any provision of all then outstanding Series 2 SAFEs; provided, however, that no such amendment or waiver shall reduce the Purchase Amount of any Series 2 SAFE without the affected Investor's written consent. The Investor, by signing below, acknowledges that by the operation of this Section 5(a), Investors representing the Majority in Interest will have the right and power to diminish or eliminate certain rights of the Investor under this instrument. Any waiver or amendment effected in accordance with this Section 5(a) shall be binding upon each Investor holding a Series 2 SAFE, and each transferee of a Series 2 SAFE, and the Company.

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) This instrument may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature

complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(f) This instrument shall rank pari passu in all respects (including right of payment) to all other SAFEs and all convertible indebtedness of the Company, now or hereafter existing.

(g) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h) All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(i) Each party to this instrument acknowledges that Perkins Coie, LLP ("***Perkins***"), counsel to the Company, has in the past performed and is or may now or in the future represent one or more investors holding Series 2 SAFEs or their affiliates in matters unrelated to the transactions contemplated by this instrument (this "***Transaction***"), including representation of such investors or their affiliates in matters of a similar nature to this Transaction. The applicable rules of professional conduct require that Perkins inform the parties hereunder of this representation and obtain their consent. Perkins has served as counsel to the Company and has negotiated the terms of this Transaction solely on behalf of the Company. The Company and the Investor hereby (i) acknowledge that they have had an opportunity to ask for and have obtained information relevant to such representation, including disclosure of the reasonably foreseeable adverse consequences of such representation, (ii) acknowledge that with respect to this Transaction, Perkins has represented solely the Company, and not the Investor or any stockholder, director or employee of the Company or any other investor holding a Series 2 SAFE, and (iii) gives its informed consent to Perkins' representation of the Company in this Transaction.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY:

BIMOTAL INC.

By: *Founder Signature*

Name: Toby Ricco

Title: Chief Executive Officer

Address:
1508 6th Street
Berkeley, CA 94710

Email: toby@bimotal.com

INVESTOR:

[ENTITY NAME]

(Investment entity name, use your name if not investing through an entity)

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [optional] [INVESTOR TITLE]

Address: [ADDRESS]

Email: [EMAIL]